UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2023

Commission file number: 001-33668

SUPERCOM LTD.
(Translation of registrant’s name into English)

3, Rothschild Street
Tel Aviv 6688106
Israel
 (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SUPERCOM LTD.

6-K Items

On August 3, 2023, SuperCom Ltd. (the “Company”) consummated a public offering (the “Offering”) of an aggregate of 3,235,295 units (the “Units”) at a public offering price of $0.85 per Unit, resulting in aggregate gross proceeds of approximately $2.75 million. Each Unit consists of (i) one ordinary share, NIS 2.5 par value per share (the “ordinary shares”), or one pre-funded warrant to purchase one ordinary share (the “Pre-Funded Warrants”) with an exercise price of $0.00001 per share, which such Pre-Funded Warrants issued in lieu of ordinary shares to ensure that any purchaser in the Offering does not exceed certain beneficial ownership limitations, and (ii) one warrant to purchase one ordinary share (the “Warrants”) exercisable from time to time at an exercise price of $0.85 per share. The Warrants are immediately exercisable and will expire five years after the date of issuance. The Pre-Funded Warrants are immediately exercisable and will remain exercisable until exercised in full. The ordinary shares or Pre-Funded Warrants and accompanying Warrants included in each Unit were issued separately. The Units have no stand-alone rights and were not issued or certificated.

In connection with the Offering, on August 2, 2023, the Company entered into a securities purchase agreement (the “Purchase Agreement”) with a certain institutional investor (the “Purchaser”). Pursuant to the terms of the Purchase Agreement, the Company agreed to certain restrictions on future stock offerings, including that, until 60 days following the Closing Date, the Company will not issue (or enter into any agreement to issue) any ordinary shares or Ordinary Shares Equivalents (as defined in the Purchase Agreement), subject to certain exceptions, and will not file any registration statements, subject to certain exceptions.

Also in connection with the Offering, on August 2, 2023, the Company entered into a placement agent agreement (the “Placement Agent Agreement”) with Maxim Group LLC (the “Placement Agent”), pursuant to which the Placement Agent agreed to act as placement agent on a “best efforts” basis in connection with the Offering. The Company paid the Placement Agent an aggregate fee equal to 7.0% of the gross proceeds raised in the Offering. The Company reimbursed the Placement Agent for its expenses in connection with the Offering.

The Placement Agent Agreement and the Purchase Agreement contain customary representations, warranties and agreements by the Company, customary conditions to closing, indemnification obligations of the Company, the Placement Agent or the Purchaser, as the case may be, other obligations of the parties and termination provisions.

A Registration Statement on Form S-1 (the “Registration Statement”) relating to the Offering (File No. 333-273291) was initially filed by the Company with U.S. Securities and Exchange Commission (the “SEC”) on July 17, 2023, and was declared effective by the SEC on August 2, 2023. The Offering was made by means of a prospectus forming a part of the effective Registration Statement.

In connection with the Offering, the Company also entered into a warrant amendment agreement (the “Warrant Amendment”) with the Purchaser. Under the Warrant Amendment, the Company agreed to amend its existing warrants to purchase up to an aggregate of 2,082,484 ordinary shares that were previously issued to the Purchaser on March 31, 2023 and July 27, 2022, to reduce the exercise price of the such warrants to $0.85 per share, and extend the termination date of such warrants to August 3, 2028.

The foregoing summaries of the Offering, the securities to be issued in connection therewith, and the Purchase Agreement, the Placement Agent Agreement, the Warrant Amendment, the Pre-Funded Warrants and the Warrants do not purport to be complete and are qualified in their entirety by reference to the definitive transaction documents, copies of which are filed as Exhibits 10.1, 10.2, 10.3, 4.1 and 4.2, respectively, to this Report on Form 6-K and are incorporated herein by reference.

The Company issued a press release announcing the pricing of the Offering on August 2, 2023. A copy of the press release is furnished herewith as Exhibit 99.1. The information in this paragraph, including Exhibit 99.1 attached hereto, is being furnished and shall not be deemed “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), nor shall it be deemed incorporated by reference in any of the Company’s filings under the Securities Act of 1933, as amended, or the Exchange Act, whether made before or after the date hereof, except as shall be expressly set forth by specific reference to this Report on Form 6-K in such filing.

Exhibit No.	Description
4.1	Form of Pre-Funded Warrant, dated as of August 3, 2023 (Incorporated by reference to Exhibit 4.5 to the Company’s Registration Statement on Form F-1, as amended, filed with the SEC on August 1, 2023).
4.2	Form of Warrant, dated as of August 3, 2023 (Incorporated by reference to Exhibit 4.4 to the Company’s Registration Statement on Form F-1, as amended, filed with the SEC on August 1, 2023).
10.1
Form of Securities Purchase Agreement, dated as of August 2, 2023 (Incorporated by reference to Exhibit 10.6 to the Company’s Registration Statement on Form F-1, as amended, filed with the SEC on August 1, 2023).

10.2
Form of Placement Agent Agreement, dated as of August 2, 2023 (Incorporated by reference to Exhibit 10.7 to the Company’s Registration Statement on Form F-1, as amended, filed with the SEC on August 1, 2023).

10.3*	Warrant Amendment Agreement, dated as of August 2, 2023, between the Company and the party identified on the signature page thereto.
99.1**	Press release, dated as of August 2, 2023.
104	Cover Page Interactive Data File (embedded with the inline XBRL document)

* Filed herewith.
** Furnished herewith.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SuperCom Ltd.
By: /s/ Ordan Trabelsi
Name: Ordan Trabelsi
Title: Chief Executive Officer

Date: August 3, 2023